FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

                On April 5, 2005, Aladdin Knowledge Systems Ltd. (the “Registrant”) issued two press releases, one of which raised revenue guidance for the first quarter of 2005 and the other of which announced the date of its first quarter 2005 financial results release, conference call and webcast. Copies of these press releases are attached hereto as Exhibits 1 and 2, respectively.

                This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen Chief Financial Officer

Date: April 7, 2005